John Bucksbaum
Chairman and Chief Executive Officer
Phone: (312) 960-5005
Fax: (312) 960-5463
E-mail: john.bucksbaum@ggp.com
September 21, 2007
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Pam Howell

Re:	General Growth Properties, Inc. (the “Company”) Definitive 14A Filed March 29, 2007 File No. 1-11656
Dear Ms. Howell:
This letter is in response to comments contained in your letter dated August 21, 2007 (the “Comment Letter”) to the Company’s Definitive 14A proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) as referenced above. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s responses to the Commission’s comments raised in the Comment Letter are set forth below. Each of the Commission’s comments is reproduced in italics and is followed by the Company’s response.
Certain Relationships and Related Party Transactions, page 5
1.	Clearly state each of the related persons with an interest in the Operating Partnership. For example, it is unclear whether John Bucksbaum, CEO, has an interest in this transaction. If material, state the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of each related person’s interest in the transaction. See Item 404(a) of Regulation S-K.

Pursuant to Item 404(a), in particular Instruction 7(c), disclosure of this relationship is not required; however, the Company voluntarily

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

includes this information as it believes it is relevant to an understanding of the Company’s structure and relationships. In the future, the Company will clarify the disclosure in the Proxy Statement to indicate that Matthew and John Bucksbaum are beneficiaries of those certain Bucksbaum family trusts which are partners in GGP Limited Partnership, the Company’s operating partnership.
Executive Compensation, page 11
Compensation Committee Actions, page 11
2.	Please disclose the “certain changes” that were made in the programs used to implement the company’s objectives.

In the future, the Company will clarify the lead-in disclosure included in the Compensation Discussion and Analysis (the “CD&A”) regarding changes made in the Company’s programs during any fiscal year by either identifying the changes in this lead-in section or by referencing changes discussed elsewhere in the CD&A. The “certain changes” referred to in this lead-in paragraph of the CD&A are, in fact, described in detail in later parts of the CD&A, but are not specifically identified as the certain changes. During 2006 and early 2007, these changes consisted of the acceleration of certain options previously granted to Messrs. Freibaum and Michaels and the payment to such individuals of discretionary cash bonuses in lieu of the award of additional options and restricted stock under the Company’s 2003 Stock Incentive Plan (the “2003 Plan”).

3.	Please provide an analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation committee tracks the total compensation of each named executive officer by reviewing tally sheets. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. Also analyze the “subjective factors” used to determine cash bonuses.

The Company has already included disclosure in the CD&A indicating how the amount for each element of pay is determined in response to Item 402(b)(1)(v) of Regulation S-K. This disclosure is

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

included in the CD&A under “Elements of Compensation — Base Salary, — Cash Bonuses, — Cash Value Added Incentive Compensation Plan (“CVA Plan”) and TSOs and —Other Equity Awards.” As indicated in each subsection, the method for determining the amount of each element of compensation is different. The Company does not have a formula for determining base pay, discretionary bonuses or awards under the 2003 Plan. The CVA Plan and the 1998 Stock Incentive Plan (the “1998 Plan”) include formulas for calculating the annual cash bonus award and threshold vesting stock options (“TSOs”) awarded thereunder, respectively. The Company also does not have a specified percentage of total pay that each element should represent. In the future, the Company will add disclosure to explain the elements of compensation that are formula-based and those that are not. See also the Company’s response to Question 8 below.

In an effort to improve Compensation Committee processes and ensure that the Chief Executive Officer and Compensation Committee had a complete understanding of compensation paid to the named executive officers, the Chief Executive Officer and the Compensation Committee reviewed tally sheet information for the first time in connection with the determination of 2006 bonuses, 2006 option and restricted stock awards under the 2003 Plan, and 2007 base salaries. As disclosed in the CD&A under “Compensation Committee Actions,” the Compensation Committee used the tally sheets to review the elements and amounts of compensation and compare the named executive officers’ compensation to the Benchmark Companies’ compensation. The tally sheets were also used to understand the aggregate value of historical equity awards granted, the number of shares of Company common stock owned, and the value of such stock held by each of the named executive officers.

The review of the tally sheets confirmed to the Chief Executive Officer and the Compensation Committee that the compensation paid to the named executive officers was consistent with the Company’s compensation philosophy and policies. This review did not result in a change to any of the amounts to be paid to the named executive officers for any element of compensation. In the future, the Company will add an explanation to the CD&A to detail how the Compensation Committee uses the tally sheets and to indicate whether changes were or were not made to the compensation from

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

that proposed by the Chief Executive Officer as a result of such review.

The subjective factors used to award the discretionary cash bonuses are disclosed on page 15 in the CD&A under the sub-heading “Cash Bonuses.” These are the factors considered by the Chief Executive Officer in his recommendation and by the Compensation Committee in its approval of the discretionary cash bonus. In the future, the Company will specify which of the subjective factors was used to determine the discretionary cash bonus for each named executive officer.

4.	You state that in “certain circumstances,” total compensation should exceed the total compensation of the benchmark companies. Clarify whether any of your named executive officers’ total compensation exceeded that of the benchmark companies and explain.

For 2006, the total compensation of Messrs. Freibaum and Michaels exceeded the total compensation paid by the Benchmark Companies to individuals holding similar positions. In the future, if the total compensation of Messrs. Freibaum and Michaels exceeds that paid by the Benchmark Companies to individuals holding similar positions, the Company will clarify the disclosure in the CD&A. Such future disclosure will also include an explanation of the reasons for these compensation determinations, if appropriate.
Elements of Compensation, page 14
5.	It appears that individual officer performance is an important factor in determining compensation. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Three of the Company’s elements of compensation reflect each named executive officer’s individual performance. These three are: base salary, discretionary cash bonuses and discretionary awards of

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

stock options and restricted stock under the 2003 Plan. As discussed in response to Question 3 above, annual cash bonus awards under the CVA Plan and annual awards of TSOs under the 1998 Plan are based on Company performance and pre-established formulas set forth in the CVA Plan and the 1998 Plan.

As disclosed in the CD&A, the Chief Executive Officer plays a significant role in the compensation process, and the Compensation Committee relies heavily on the Chief Executive Officer. The Chief Executive Officer recommends the base salary levels of the named executive officers and the discretionary bonuses and option and restricted stock awards under the Company’s 2003 Plan to the named executive officers (other than himself).

As also disclosed in the CD&A, the individual performances of Messrs. Freibaum and Michaels during 2006 were recognized through their base salaries and discretionary bonuses. See the Company’s responses to Question 3 above and 6 below for a further discussion of the future disclosure changes the Company will make in the CD&A.

In addition, in the future, the Company will expand the disclosure in the CD&A to specifically identify the elements of compensation that reflect individual performance and to further detail the elements of individual performance or contributions that were taken into account in awarding such compensation in accordance with Item 402(b)(2)(vii) of Regulation S-K.

6.	We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the differences in the types and amounts of compensation awarded to such executives. For example, Messrs. Michaels and Freibaum received the highest base salaries of $898,077 and $1 million, respectively, which was over $350,000 above that of the next highest base salary paid, and both received $1 million bonuses, as compared to the next highest paid bonus of $79,800. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

There are no differences in the compensation policies applicable to the named executive officers of the Company. The Company has only one set of policies applicable to all of its named executive officers. However, the application of these policies, particularly the policy “Compensation Must be Commensurate with Value to the Company,” intentionally results in different types and amounts of compensation awarded to each of the named executive officers.

As disclosed in the CD&A, for 2006, the Compensation Committee determined that the total compensation of Messrs. Michaels and Freibaum should reflect the exceptional value provided to the Company by each of these named executive officers. This determination is reflected in their base salary and in the discretionary compensation paid to them. The $79,800 bonus referenced in the SEC comment above was part of a signing bonus and, as such, was paid for different reasons. Note that all of the named executive officers receive annual bonuses under the CVA Plan, as reflected in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.” In the future, the Company will expand the disclosure under the headings “Base Salary,” “Cash Bonuses” and “Other Equity Awards” in the CD&A to explain the elements of individual performance and contributions that are taken into account in awarding this discretionary compensation and to explain any exceptional value determination. See also the Company’s responses to Questions 4 and 5 above.

7.	Your discussion of benchmarking is very general, both as it is used to determine the “reasonableness and competitiveness” of the total compensation and in the various elements of compensation. Provide a more specific discussion of the results of the benchmark comparisons and analyze how the comparison of the peer companies and benchmark companies is used in determining the compensation awarded.

As disclosed in the CD&A, the Company used benchmarking to confirm that the total compensation paid to the named executive officers is competitive with the compensation of our Peer Companies and other companies with which the Company competes for talent. The review of the Benchmark Companies’ compensation information did not result in any changes in compensation of the named executive officers for 2007 from that proposed by the Chief Executive

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

Officer. Both individual elements of compensation and aggregate compensation were considered. In the future, the Company will expand the disclosure in the CD&A to further explain the comparative purposes for the information obtained from the benchmark comparisons and to indicate whether changes were or were not made from that proposed by the Chief Executive Officer as a result of such comparisons.

8.	Please analyze in greater detail the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation, and between the various forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K. The current disclosure simply states that your policy is to link a significant part of total compensation to company results that will create stockholder value both in the short and long term.

In the future, the Company will add disclosure to the CD&A to explain that the Company does not have a specific policy or formula for allocating between long-term compensation and currently paid out compensation and cash and non-cash compensation. Allocations between long-term compensation and currently paid-out compensation and cash and non-cash compensation result in part from the formulas embedded in the CVA Plan and the 1998 Plan. Under the CVA Plan, a named executive officer typically receives one-third of his or her aggregate annual cash compensation in a bonus after completion of such fiscal year. Generally speaking, for 2006, assuming the target price for TSOs granted under the 1998 Plan is attained, which may or may not occur during the five years following the date of grant since appreciation, the value of the TSOs to the named executive officer will be approximately equal to his or her base salary. Accordingly, when considering base salary, the CVA Plan and the 1998 Plan (without giving affect to discretionary bonuses and equity awards under the 2003 Plan), the allocation between cash and non-cash compensation and short-term and long-term compensation was approximately sixty percent cash and short-term and forty percent equity and long-term in 2006. In the future, the Company will add disclosure to explain the allocation effect of the CVA Plan and the 1998 Plan.

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

In addition, as indicated in the CD&A under the heading “Compensation Policies—Compensation Must Be Commensurate With Value to the Company and the Proportion of Equity Should Increase as Value Increases,” equity-based compensation is higher for persons with higher levels of responsibility. No specific allocation formula has been adopted to implement this policy. The 2003 Plan is used on a discretionary basis to make additional stock option and restricted stock awards to implement this policy. In the future, the Company will expand the disclosure in the CD&A to explain there is no specific allocation formula. See also the Company’s response to Question 3 above.
CVA Plan and TSOs, page 15
9.	You have not provided quantitative disclosure of the terms of the established targets to be achieved for your executive officers to earn their performance-based annual bonus. Please disclose the specific established targets used to determine incentive amounts, such as the targeted CVA, or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

The Company is concerned about the confidentiality and competitive business impact of this target information. Notwithstanding these concerns, in the future, the Company will add disclosure to the CD&A regarding the targeted CVA for the applicable year, the actual CVA for the applicable year and the actual performance factor similar to the following. For 2006, the target CVA for the Company was $577,796,457, actual CVA was $601,076,507 and the performance factor was 1.1. This added disclosure will be related to the disclosure to be added in response to Question 10, below. In the future, the Company will also add disclosure to the CD&A to explain

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

that targeted CVA under the CVA Plan for any applicable year is established based on an increase over prior year performance.

10.	Please provide more detailed disclosure on page 15 as to what the performance factor is and how it is calculated.

The performance factor is fully described in the first and second paragraphs of page 15 of the Proxy Statement. However, in the future, the Company will expand the disclosure to explain the performance factor formula in greater detail and to show how the formula is applied.

11.	On page 16 you disclose the formula for determining the annual bonus under the CVA for named executive officers. The formula appears to result in the total number of TSOs awarded being double the amount allocated to be awarded. Please clarify.

In the future, the Company will clarify the disclosure included in the CD&A to reflect that the number of TSOs awarded to the named executive officers is doubled to reflect their contributions and other designated participants. The Company will also clarify that this doubling occurs prior to the allocations to the participants in the 1998 Plan so that the total amount awarded does not exceed the aggregate number of TSOs approved by the Compensation Committee.
Summary Compensation Table, page 19
12.	Revise the footnotes discussing all other compensation to provide the disclosure required by Item 402(c)(2)(ix) of Regulation S-K for all years included in the table. We direct your attention to Question 3 of the Executive Compensation and Related Person Disclosure Transition Questions and Answers. If the company voluntarily chooses to comply with the new rules then it must comply with all of the new rules.

In the future, the Company will revise the disclosure in the footnotes to the “All Other Compensation” column of the Summary

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

Compensation Table to include disclosure for all years included in the Summary Compensation Table.

13.	Please provide narrative disclosure to the summary compensation table and the grants of plan-based awards table as required by Item 402(e) of Regulation S-K. This narrative should provide a description of any material factors necessary to any understanding of the information disclosure in these tables. For example, discuss the impact of the accelerated vesting of all options previously granted to Messrs. Michaels and Freibaum upon the value of the option awards included in the tables. See Item 402(e)(1)(ii) of Regulation S-K.

In the future, the Company will include a narrative description of any material factors necessary for an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table in accordance with Item 402(e)(1)(ii) of Regulation S-K. Such description will include, for example, the change in the vesting schedule applicable to options previously granted to Messrs. Michaels and Freibaum.
Grant of Plan Based Awards, page 20
14.	It appears from the disclosure on page 16 that the 1998 Plan, which grants incentive awards annually in the form of TSOs, should be included in the grant of plan based awards table as estimated future payouts under equity incentive plan awards.

The TSOs are an option to purchase securities, exercisable only upon the attainment of specific Company common stock price appreciation within a specified period of time. As an option, they have been included in the Grants of Plan-Based Awards Table under the heading “All Other Option Awards” and the related columns included in this table. Accordingly, the Company does not believe the TSOs should be included as estimated future payouts.
Outstanding Equity Awards at Fiscal Year-End Table, page 21
15.	Footnote two states that these awards are fully vested as of February 23, 2007. The disclosure in this table should be as of the

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

end of the company’s last completed fiscal year end. Also, when disclosing the vesting in the footnote, please state the dates of vesting, as required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

The disclosure included in the table, Outstanding Equity Awards at Fiscal Year End, is as of December 31, 2006, the end of the Company’s last completed fiscal year, as indicated in the lead-in sentence to the table on page 21 of the Proxy Statement.

In addition, the disclosure in footnote 2 states that “as of February 23, 2007 was fully vested.” February 23, 2007 was the vesting date. In the future, the Company will revise the footnote to refer to the date of vesting rather than the vesting date to eliminate any ambiguity regarding compliance with Instruction 2 to Item 402(f)(2) of Regulation S-K.
Option Exercises and Stock Vested Table, page 22
16.	Footnotes two and four state that the value realized on exercise of options for Mr. Michaels and Ms. Schlemmer was calculated as the difference between the option exercise price and the actual sales price of the shares sold on December 19, 2006. Instruction 1 to Item 402(g)(2) of Regulation S-K states that the value is computed as the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.

In the future, the value realized on exercise of options disclosure to the Option Exercises and Stock Vested table and the footnotes thereto will be computed based on the difference between the market price at exercise and the exercise price.
Changes in Control Payments, page 23
17.	The quantitative disclosure should assume the triggering event took place on the last business day of the company’s last completed fiscal year, and the price per share of the company’s securities is the closing market price as of that date. See Instruction 1 to Item 402(j) of Regulation S-K. You currently provide the information assuming

Securities and Exchange Commission
Division of Corporate Finance
Attention: Pam Howell
September 21, 2007

the trigger date of March 16, 2007 and the market price of March 1, 2007.

In the future, the Company will include quantitative disclosure that assumes that the triggering event took place on the last business day of the Company’s last completed fiscal year in accordance with Instruction 1 to Item 402(j) of Regulation S-K.
As also requested in the Comment letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fully addresses the comments raised in the Comment Letter. Nonetheless, if you have any questions or comments, please do not hesitate to call the undersigned at (312) 960-5005 or Linda Wight at (312) 960-2717.
Respectfully submitted,
/s/ John Bucksbaum
John Bucksbaum
Chief Executive Officer
General Growth Properties, Inc.